Exhibit 21.1

SUBSIDIARIES OF THE COMPANY

Tesoro Corporation is publicly held and has no parent. Certain omitted subsidiaries, considered in the aggregate as a single subsidiary, would not constitute a “significant subsidiary” at the end of the year ended December 31, 2015.

Name of Subsidiary	Incorporated or Organized under Laws of
Tesoro Refining & Marketing Company LLC	Delaware
Tesoro Logistics LP	Delaware